Netco Energy Inc.

FORM 51-102F1

Management’s Discussion and Analysis

December 31, 2004

The following is management’s discussion and analysis (“MD&A”), which was prepared on May 5, 2005, 2005, is Netco Energy Inc.’s management’s assessment of Netco’s historical financial and operating results.  This document should be reviewed along with Netco Energy Inc.’s audited consolidated financial statements for the year ended December 31, 2004.

Unless otherwise noted, all dollar amounts are expressed in Canadian (“Cdn”) dollars and references to common shares refer to common shares in the capital of Netco Energy Inc.  Per barrel of equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil (“6:1”).  The 6:1 conversion ration is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  Boe disclosure may be misleading, particularly if used in isolation.

As used in this management’s discussion and analysis, the terms “we”, “us”, “our” and Netco means Netco Energy Inc.

Forward-Looking Statements

This document contains forward-looking statements about our future plans both for our business and our operations.  Forward-looking statements are statements which relate to future events or to our future financial performance.  In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks specifically identified in the section of this MD&A entitled “Risk Factors” beginning on page 7, and those that are inherent to the business of oil and gas exploration, development and production.  Our actual results could differ materially from those described in these forward-looking statements.

Description of Business

The Company is an oil and gas issuer with its common shares listed on the TSX Venture Exchange.  It owns a range of non-operated royalty and working interests in various producing and non-producing oil and gas areas located in Alberta, Canada.

Operations Overview

Netco is an active, non-operating working interest partner in the development and production activities of various oil and gas producing areas of Alberta.

Netco’s average production during 2004 totaled approximately 195 barrels of oil equivalent per day (“boepd”), a decrease of 14 percent from 238 boepd in 2003.  The decrease in production is mainly due to naturally declining reservoir pressures as well as gathering facilities system constraints at the Jumpbush, Eyremore, and Lathom properties (collectively referred to as the Jumpbush area).

At Jumpbush development drilling by other operators increased the demand on system capacity and hampered productivity of existing Netco wells in certain areas of the Jumpbush field in Q4-2004. The operator of the Netco interest wells optimized gathering and facilities configuration in late 2004 and was successful in generally improving productivity of Netco wells by as much as 1.5 times in some cases. In addition to the gas facilities improvements a pump jack and additional tanks were installed at well 11-36-19-20W4 (35% working interest(W.I.)) at the end of the year. The pump installation on this dual Glauconite/Sunburst zone completion appears to have slowed the gas decline and in December the oil/condensate production rate was double the rate before the pump was installed (December gross gas and oil rates were 85 mcfd and 38 bopd respectively). In addition, Netco participated in drilling and completion of three Milk River Formation wells in section 8-19-18W4 (25% W.I.) which were tied into production in November 2004 and added approximately 12 boepd to Netco’s interest in December. The Jumpbush properties account for approximately 57% of Netco's total production.

At Sylvan Lake during Q4 2004, the Sylvan Lake 07-02-38-4W5 Leduc gas well in which Netco has a 30% working interest, was tied in and turned to sales in mid- November The well was produced at a restricted rate of approximately 800 mcf natural gas and 25 barrels of natural gas condensate per day into January 2005 when the well began making water and was shut-in. The operator intends to abandon the well.  Netco's working interest in the well and Section is 30%.

At Wainwright, and Morningside properties production remains stable and no additional activity is scheduled at this time.

During the twelve-month period of 2004 Netco participated in the completion of a gas well in the Provost area which began producing in April 2004.  The well, 8-29-038-07W4 produced until the beginning of August but is currently shut-in, unable to produce due to liquid loading.  A 3D seismic survey was carried out over one section of undeveloped acreage during the third quarter and additional development in the area remains under review.  Netco’s working interest in the wellbore and five Sections of land is 50%.

In the Greencourt area Netco retains a 5% gross overriding royalty convertible to a 20% working interest after payout in the 04-20-60-09W5M well following a farmout agreement in early 2004.  The well was originally drilled and cased in mid-2003.  To earn its interest, the farmee was required to complete the well and if successful bring the well on production.  The farmee fracture stimulated a gas-bearing zone in the Lower Mannville and subsequently tied-in the well. The well was placed  on production at the end of November 2004 and shut-in February 2005 due to liquid loading.

Selected Annual Information

The following table sets forth a summary of the financial results of the Company for the years ended December 31, 2003, 2002 and 2001:

Years ended December 31 (Cdn $)	2004	2003	2002
Total revenue	$2,787,153	$3,409,365	$1,281,645
Net Income (loss)	($950,456)	$174,296	$878,125
Basic per share	($0.07)	$0.03	$0.14
Diluted per share	($0.06)	$0.02	$0.13
Total assets	$6,489,078	$4,526,921	$2,873,266
Total long-term financial liabilities	$1,000,000	$1,000,000	Nil

Our performance is directly related to the number of wells that we have in production, our production volumes and the prices that we receive for our commodities.

Results of Operations

Twelve-Month Period Ended December 31, 2004 Compared to the Twelve-Month Period Ended December 31, 2003

Revenue for the twelve-month period ended December 31, 2004 was $2,787,153 compared to revenue of $3,409,365 for the same twelve-month period ended December 31, 2003.  The decrease in revenue is directly related to lower sales volumes produced from existing wells.  A net loss of $950,456 was recorded compared to net income of $174,296 for the same period in 2003.  The decrease in net income was largely attributable to the write-down to the properties in the amount of $1,019,435 taken in 2004 with no write-down having been taken during 2003.

Direct expenses for the twelve-month period ended December 31, 2004 were $2,150,298 compared to $2,869,584 for the same period in 2003 consisting mainly of amortization, depreciation and depletion expenses of $1,077,056 and $695,086 in royalty expenses and $378,156 in operating expenses compared to $1,526,893 in amortization, depreciation and depletion costs and $862,286 in royalty expenses and $480,405 in operating expenses for the same period in 2003.

General and administration expenses for the twelve month period were $603,417 compared to $368,756 in 2003. Interest expenses decreased to $98,125 compared to $125,417 for the same period in 2003.  General and administration costs include $69,654 in investor relations expenses, $92,296 in compensation expense and $135,914 in professional consulting fees compared to Nil in investor relations expenses, $3,900 in compensation expense and $64,125 in professional consulting fees for the same period 2003.

Over the year ended December 31, 2004, the Company had interest income of $35,555 and a foreign exchange loss of $14 compared to interest income of $5,003 and a foreign exchange loss of $368 for the year ended December 31, 2003.

The Company’s net loss for the year ended December 31, 2004 was $950,456 or $0.07 per share, compared to the year ended December 31, 2003 when the net income was $174,296 or $0.03 per share.

Summary of Quarterly Results

The following table presents selected unaudited consolidated financial information for the last eight quarters.

	2004				2003
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Total Revenue	$710,056	$1,666,929	$2,227,680	$2,787,153	$752,420	$1,695,372	$2,481,238	$3,409,365
Net income (loss)	$85,211	$402,329	$366,271	($950,456)	$483,536	$1,014,288	$1,455,142	$174,296
Basic per share	$0.01	$0.03	$0.03	($0.07)	$0.07	$0.16	$0.23	$0.03

Liquidity

As of December 31, 2004, Netco has a net working capital of $3,468,707.  It has no long-term capital expenditure commitments and its only long-term liability is the debenture as described below and does not anticipate any problems meeting existing capital expenditures as they become due.

Capital Resources

On July 7, 2004, Netco closed a non-brokered private placement with two investors for 15% Convertible Debentures (the “Debentures”) with aggregate gross proceeds of $1,000,000; and 2,000,000 Flow-through Units (the “Flow-through Units”) at a price of $0.44 per Flow-through Unit, for additional gross proceeds of $880,000.  One of the investors is a former director of Netco, who resigned prior to closing.

The Debentures have a term of three (3) years and carry interest at 15% per annum, payable quarterly.  All or any portion of the outstanding principal sum and accrued interest of each Debenture is convertible into Units (the “Debenture Units”) in the capital of the Company at a price of $0.55 if converted during the first two years of the Debenture, or at a price of $0.61 if converted during the third year of the Debenture.  Netco granted the Debentureholders a floating charge general security subordinated to existing security agreements in regards to collateral.

Each Debenture Unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant (each, a “Debenture Warrant”).  Each Debenture Warrant entitles the holder to purchase one additional common share at a price of $0.55 per Debenture Warrant.  The Debenture Warrants shall expire on the earlier of: (a) the due date of the Debenture or (b) two years from the issuance of the Warrants upon conversion of the Debenture.

Each Flow-through Unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant (each, a “Flow-through Warrant”).  Each Flow-through Warrant entitles the holder to purchase one additional common Flow-through share at a price of $0.55 per Flow-through Warrant.  The Flow-through Warrants expire five years from the issuance of the Flow-through Units.

Netco had available an unused operating credit line with a major Canadian bank.  The annual credit review occurred in June 2004.  The bank line allowed for up to $750,000 in revolving operating demand loan and up to $300,000 in a non-revolving acquisition and development demand loan. Netco has cancelled these credit facilities.

Netco has no assurance that additional funding will be available to it for the exploration and development of future projects.  There can be no assurance that Netco will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of any projects with the possible loss of such properties. There can be no assurance that Netco will be able to engage in such financings in light of factors such as the market demand for its securities, the state of financial markets generally and other relevant factors.  If such a method of financing is employed by the Company, it will result in increased dilution to the existing shareholders each time a financing involving equity is conducted.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Transactions with Related Parties

The fiscal year to date aggregate amount of expenditures made to parties not at arm’s length from the Company amounted to $198,269.  This includes $60,000 paid to a private management company wholly-owned by a former director of Netco for management, administration, information services, accounting, rent, utilities and compliance services.  The services are provided on a month-to-month basis and there is no formal written agreement.

As noted above, on July 7, 2004, Netco closed a non-brokered private placement with two investors of the 15% Debentures for aggregate gross proceeds of $1,000,000; and 2,000,000 Flow-through Units at a price of $0.44 per Flow-through Unit, for additional gross proceeds of $880,000.  John Hislop, one of the investors, is a former director of the Company and he resigned prior to closing.

Fourth Quarter

Three-Month Period Ended December 31, 2004 Compared to the Three-Month Period Ended December 31, 2003

Revenue for the fourth-quarter was $559,473 compared to revenues of $928,127 for the same three-month period ended December 31, 2003.  The decrease in revenue is directly related to lower sales volumes produced from existing wells.   A net loss for the fourth quarter of $1,316,727 was recorded compared to income of $174,296 for the same period in 2003.  The decrease in net income is largely attributable to a write-down to the properties of $1,019,435 taken in the fourth quarter in 2004.

Production for Q4 2004 averaged approximately 168 boepd compared to 228 boepd in Q4 2003.

Direct expenses for the fourth quarter were $654,756 consisting of amortization, depreciation and depletion expenses of $411,926, $140,473 in royalty expenses and $102,357 in operating expenses compared to direct expenses of $1,655,215 in the same period in 2003 consisting of $1,375,322 amortization, depreciation and depletion costs and $480,405 in royalty expenses and operating expenses.

Subsequent Events

In January 2005, Netco announced that it entered into a farm-in agreement with Nation Energy Inc. (“Nation”) to earn 60% of Nation’s interest in two sections of land in the Boltan area of Alberta.

Under the terms of the agreement, Netco will pay 100% of Nation’s costs relating to Nation’s 15% working interest in the drilling and development of Boltan 14-10-59-2W6; a 3,500 meter test well operated by Accrete Energy Inc. (“Accrete”).  Netco will earn a 15% interest before payout and 9% interest after payout, in Boltan 14-10-59-2W6 and the well spacing unit and a 9% interest in one additional section of land.

Boltan 14-10-59-2W6 has been drilled and successfully completed.  A gathering line has been laid and production is expected to commence in May, 2005.   Netco’s total share of actual costs incurred through tie-in are estimated to be approximately $875,000.  Based on initial production tests the well is forecast to produce at a gross raw gas rate of two million cubic feet per day.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Netco’s management routinely makes judgments and estimates about the effects of matters that are inherently uncertain.  As the number of variables and assumptions affecting the probable future resolution of activities increase, decision making becomes more complex.  Netco has identified certain accounting policies that are the most important to depicting its current financial condition and results of operations.

The key elements and assumptions that Netco has made under these principles and their impact on the amounts reported in the consolidated financial statements remain substantially unchanged from those described in the 2003 audited consolidated financial statements.  Netco has not had any changes in the accounting policies in the current period.

Please refer to Note 2 and Note 3 of the Company’s consolidated financial statements for further details.

Financial Instruments and Other instruments

Netco’s financial instruments consist of cash, investments, deposits and accounts payable.  Unless otherwise noted, it is in management’s opinion that Netco is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Risk Factors

Fluctuating World Prices

The market prices of oil and natural gas have historically fluctuated widely and are affected by numerous global factors beyond Netco’s control.  A decline in such market prices may have an adverse effect on revenues received from the sale of oil and gas.  A decline in prices would also reduce exploration efforts and make it more difficult to raise capital.

Uncertainty of Estimates of Reserves

Under applicable regulatory requirements, Netco will be required to identify and disclose as proved oil and gas reserves, estimated quantities of crude oil, natural gas and natural gas liquids.  This geological and engineering data demonstrates with reasonable certainty the estimated quantities of crude oil, natural gas and natural gas liquids, which will be recoverable in future years from known reservoirs under existing economic and operating conditions.  However, the process of estimating oil and gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir.  As a result, such estimates are inherently imprecise.  Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves may vary substantially from the management’s estimations from year to year.  Any significant variance in the assumptions could materially affect the estimated quantities and present values of reserves.  For example, a material drop in oil and gas prices, or a material increase in applicable taxes, will require management to reassess whether known reservoirs can continue to be reasonably judged as economically productive from one year to the next.  In addition, the reserves may be subject to downward or upward revisions based upon production history, results of future exploration and development, prevailing oil and gas prices and other factors, many of which are beyond Netco’s control.  Actual production, revenues, taxes, development expenditures and operating expenses with respect to the reserves will likely vary from the estimates presented herein, and such variances may be material.

Declining Reserves

In general, the volume of production from oil and gas properties declines as reserves are depleted.  The decline rates depend on reservoir characteristics and vary from steep declines to the relatively slow declines characteristic of long-lived fields in other regions.

Environmental Risks

The Company is subject to laws and regulations that control the discharge of materials into the environment, require removal and cleanup in certain circumstances, require the proper handling and disposal of waste materials or otherwise relate to the protection of the environment.  In operating and owning petroleum interests, the Company may be liable for damages and the costs of removing hydrocarbon spills for which the Company is held responsible.  Laws relating to the protection of the environment have in many jurisdictions become more stringent in recent years and may, in certain circumstances, impose strict liability, rendering Netco liable for environmental damage without regard to actual negligence or fault.  Such laws and regulations may expose Netco to liability for the conduct of, or conditions caused by, others or for acts of the Company.

Possible Defects to Title of the Assets

Netco Energy has not obtained any recent legal opinion as to title of its assets.  As a result, no assurances can be given that title defects do not exist.  If title defects do exist, it is possible that Netco may lose all or a portion of its right, title, estate and interest in and to the assets.

Operating Hazards and Drilling Risks

Oil and natural gas exploration operations are subject to all of the risks and hazards typically associated with such operations, including fire, explosions, blowouts and oil spills, each of which could result in substantial damage to oil and natural gas wells, producing facilities, other property and the environment or personal injury.  The nature of these risks is such that liabilities could exceed insurance policy limits, in which event, Netco Energy could incur significant costs that could have a materially adverse effect upon the Company’s financial condition.  Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Drilling involves numerous risks, including the risk that no commercially productive oil or gas reservoirs will be encountered.  The cost of drilling and completing wells is often unpredictable, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, weather conditions and shortages or delays in delivery of equipment.

Intense Competition in the Oil and Gas Industry

The oil and gas industry is highly competitive and Netco Energy will compete with many companies who have greater financial strength and technical resources.

Lack of Dividends

To date Netco Energy has not declared or paid any cash dividends on its common shares.  The Company does not intend to pay cash dividends on its common shares for the foreseeable future.  Netco intends to retain earnings for reinvestment.

Governmental Regulation

The proposed oil and gas operations are subject to various Canadian federal, provincial and local governmental regulations.  Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells, and pooling of properties and taxation.  From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas.  The production, handling, storage, transportation and disposal of oil and gas, by-products thereof, and other substances and materials produced or used in connection with oil and gas operations are also subject to regulation under federal, provincial and local laws and regulations relating primarily to the protection of human health and the environment.  To date, expenditures related to complying with these laws, and for remediation of existing environmental contamination, have not been significant.  The requirements imposed by such laws and regulations are frequently changed and subject to interpretation, and the Company will be unable to predict the ultimate cost of compliance with these requirements or their effect on the Company’s operations.

Reserves Data and Other Oil and Gas Information

Netco Energy’s independently prepared reserves assessment and evaluation of its oil and gas properties effective December 31, 2004 have been prepared in accordance with mandated  National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of Canadian Securities Administrators.

Outstanding share data

Netco Energy Inc. is a Tier 1 issuer and its shares are traded on the TSX Venture Exchange under the symbol NEI.

As of December 31, 2004

Class of shares	Par Value	Number Authorized	Number issued
Common	Nil	Unlimited	16,488,651
Preferred	Nil	Unlimited	Nil

Security Type	Number outstanding	Exercise / Convert Price	Conversion / Expiry Date
Options	23,500	$0.27	February 20, 2008
Options	210,000	$0.53	January 26, 2009
Options	100,000	$0.60	March 2, 2009
Options	70,000	$0.52	June 17, 2009
Warrants	1,486,100	$0.30	March 16, 2006
Warrants	103,524	$0.30	March 29, 2006
Warrants	2,000,000	$0.55	July 7, 2009
Convertible Debenture (1)

As at the date of the MD&A

Class of shares	Par Value	Number Authorized	Number issued
Common	Nil	Unlimited	16,488,651
Preferred	Nil	Unlimited	Nil

Security Type	Number outstanding	Exercise / Convert Price	Conversion / Expiry Date
Options	23,500	$0.27	February 20, 2008
Options	210,000	$0.53	January 26, 2009
Options	70,000	$0.52	June 17, 2009
Warrants	1,486,100	$0.30	March 16, 2006
Warrants	103,524	$0.30	March 29, 2006
Warrants	2,000,000	$0.55	July 7, 2009
Convertible Debenture (1)

(1)   This private placement comprises of two convertible debentures (the “Debentures”), each in the original principal of $500,000.  The Debentures have a term of three (3) years and carry interest at 15% per annum, payable quarterly.  All or any portion of the outstanding principal sum and accrued interest of each Debenture is convertible into units (the “Debenture Units”) in the capital of the Company at a price of $0.55 if converted during the first two years of the Debenture, or at a price of $0.61 if converted during the third year of the Debenture.  The Company granted the Debentureholders a floating charge general security subordinated to existing security agreements in regards to collateral.

Each Debenture Unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant (each, a “Debenture Warrant”).  Each Debenture Warrant entitles the holder to purchase one additional common share at a price of $0.55 per Debenture Warrant.  The Debenture Warrants shall expire on the earlier of: (a) the due date of the Debenture or (b) two years from the issuance of the Warrants upon conversion of the Debenture.

There are no common shares held in escrow or subject to pooling.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.  The Company also maintains a web site at www.netcoenergy.com and email address info@netcoenergy.com for shareholder communication.  The Company’s phone number is (604) 331-3376.